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                                                                  Exhibit (a)(5)

PERSISTENCE SOFTWARE, INC.  [PERSISTENCE LOGO]
1720 South Amphlett Blvd., Third Floor
San Mateo, California  94402
650 372 3600 - fax 650 341 8432
www.persistence.com


                                  June 9, 2001

TO EMPLOYEES TENDERING OPTIONS TO PURCHASE
COMMON STOCK UNDER THE 1997 STOCK PLAN
HAVING AN EXERCISE PRICE IN EXCESS OF $1.00 PER SHARE:

        This letter provides the results of our offer to exchange all outstanding options to purchase common stock having an exercise price in excess of $1.00 per share under our 1997 Stock Plan for new options under our 1997 Stock Plan.

        The offer expired at 8:00 p.m., California time, on June 7, 2001. On June 8, 2001, pursuant to the terms and conditions of the offer, we accepted for exchange options tendered for a total of [____________] shares of common stock and canceled all such options.

        We have accepted for exchange and canceled the options tendered by you that were exercisable for the number of option shares as set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the offer, you will have the right to receive a new option under the 1997 Stock Plan for the number of shares of common stock that is equal to the number of option shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events.

        The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.

        Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. You will receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options. The vesting schedule applicable to unvested shares under the new option will be equivalent to the vesting schedule of the tendered option. This means that the total number of shares vested under the new option as of the date of grant will be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms.



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        In accordance with the terms of the offer to exchange, we will grant you the new option on or about December 10, 2001. At that time, as described in the offer to exchange, we will enter into a new option agreement with you.

        In accordance with the terms of the offer to exchange, you must be an employee of Persistence Software, Inc. or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order to receive new options. If for any reason you are not employed by us continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange. The tendered options have been canceled whether or not vested prior to the tender.

        If you have any questions about your rights in connection with the grant of a new option, please call the undersigned or Linda Patane at (650) 372-3600.


                                       Sincerely,

                                       Persistence Software, Inc.

                                       /s/ Christine Russell
                                       Christine Russell
                                       Chief Financial Officer

Attachment



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                                  Attachment A
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                                                     No. of Unexercised Option
Optionee Name     Grant Date of Tendered Option    Shares Under Tendered Option
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